UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31647 / May 27, 2015

In the Matter of

STARBOARD INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, NC 27804

FOLIOMETRIX, LLC
821 Pacific Street
Omaha, NE 68108

(File No. 812-14170)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Starboard Investment Trust and Foliometrix, LLC filed an application on June 21, 2013, and
amendments to the application on February 27, 2014, July 3, 2014, November 26, 2014, and
March 11, 2015, requesting an order under section 6(c) of the Investment Company Act of 1940
(the "Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well
as from certain disclosure requirements. The order permits applicants to enter into and
materially amend subadvisory agreements without shareholder approval and also grants relief
from certain disclosure requirements.

On April 30, 2015, a notice of the filing of the application was issued (Investment Company Act
Release No. 31587). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Starboard Investment Trust and Foliometrix, LLC (File No. 812-14170) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary